Mail Stop 4561

November 27, 2006

VIA USMAIL and FAX (416) 361-0883

Mr. Kenneth Phillippe
Chief Financial Officer
Colombia Goldfields, Ltd.
#208-8 King Street East
Toronto, Ontario, Canada M5C 1B5

      **Re:**    **Colombia Goldfields, Ltd.**
             **Item 4.02 Form 8-K**
             **Filed November 22, 2006**
             **File No. 000-51013**

Dear Mr. Kenneth Phillippe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K FILED ON NOVEMBER 22, 2006

1.      You conclude that acquired mineral rights should continue to be reflected on the balance sheet at their historical acquisition costs without any impairment provision. Explain what factors were considered in determining there is no impairment charge necessary given the disclosures previously included in your interim financial statements regarding the lack of proven or probable reserves associated with the mineral rights acquired. Please disclose your basis in GAAP for your conclusions and how your proposed accounting treatment complies with EITF 04-2 and 04-3.

2.	Please request your independent accountant furnish a letter addressed to the Commission stating whether they agree with the statements made by you.   The letter should either state their agreement with your disclosures or identifies those facts with which they disagree.   Please file this letter no later than two business days after its receipt as an amendment to your 8-K.

3.	Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

4.	We note that you intend to file restated financial statements.  However you have not indicated how or when you intend to do so.  Please tell us how and when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

5.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-QSB for the fiscal quarter ended March 31, 2006 and June 30, 2006 in light of the material error you have disclosed.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Wilson K. Lee at (202) 551-3468.

Sincerely,

Wilson K. Lee
Staff Accountant